INTERPOOL DECLARES CASH DIVIDEND ON ITS 5 3/4% CUMULATIVE
CONVERTIBLE PREFERRED STOCK

Princeton, NJ. May 30, 1996 -- Interpool, Inc. (NYSE:IPX), one of the world's leading lessors of intermodal dry cargo containers and the second largest lessor of intermodal container chassis in the United States, reported today that its board of Directors has declared a cumulative cash dividend on its 5 3/4% Cumulative Convertible Preferred Stock payable on June 15, 1996 to holders of record on June 5, 1996.

Future 1996 dividends, as declared, will be payable quarterly in arrears on September 15 and December 15. The dividend in the amount of $1.4375 per share computed by dividing the annual 5 3/4% dividend rate by four, will be paid for the period commencing March 16, 1996 through June 15, 1996.